ELBIT IMAGING LTD.
2 Weitzman Street
Tel Aviv, Israel

May 3, 2010

Via EDGAR
Mr. Tom Kluck
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3010
Washington, D.C.20549

Re:          Elbit Imaging Ltd.
Form 20-F Filed June 26, 2009
File No. 000-28996

Dear Mr. Kluck:

We are writing in response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 15, 2010, regarding the Annual Report on Form 20-F of Elbit Imaging Ltd. (the “Company” or "we"), for the year ended December 31, 2008, which was filed with the Commission on June 26, 2009.  Please note that the statements in this letter regarding Israeli law have been confirmed by the Company's outside legal counsel.

 For reference purposes, the Staff’s comment has been reproduced herein, followed by the Company’s response.

Item 19. Exhibits

1.
We note your response to comment 1 of our letter dated March 15, 2010. In response to our comment, you state that the agreement with your chairman is a management contract and that you are not required to file it pursuant to Item 19.4(c)(v) of Form 20-F. We are unable to agree with your conclusion. We note that the agreement is between you and the management company controlled by Zisser and not directly between you and Mr. Zisser. We also note that your disclosure that Mr. Zisser is not your employee and that his company is required to indemnify you in the event it is determined that he is an employee. In light of this, it appears that the agreement between you and Mr. Zisser's management company is a material business contract. Therefore, please file the agreement as required by Item 19.4(b)(i) for Form 20-F.

Response

Company Position

The Company respectfully reads the requirements of Form 20-F not to require the disclosure of the compensation terms of a member of management on an individual basis, or the filing of a management contract for the provision of management services by a member of management, whether or not there is an employer-employee relationship between the company and such member of management, if the foregoing disclosure is not required in the company's home country and is not otherwise publicly disclosed by the company.  In other words, the Company respectfully believes that its management contracts described herein are properly covered under Items 6B and 19.4(c) of Form 20-F rather than Items 7B and 19.4(b) of Form 20-F.

Factual Background

Since, in addition to being a member of management, Mr. Zisser is a director and controlling shareholder of the Company, his compensation terms require shareholder approval under the Israeli Companies Law, 1999 (the "Companies Law"). In connection with the shareholder approval process, Mr. Zisser's proposed compensation terms were described in a proxy statement sent to the Company's shareholders. However, a copy of the management contract with Mr. Zisser's wholly-owned company through which he provides his management services to the Company was not required, and has not been, publicly filed.  Accordingly, in its Form 20-F for 2008, the Company disclosed Mr. Zisser's compensation terms on an individual basis under Item 6B but did not file a copy of the management contract as an exhibit pursuant to the exemption set forth in Item 19.4(c)(v) of Form 20-F.

In addition to Mr. Zisser, the Company recently appointed another member of management who provides his management services pursuant to a management contract between the Company and a company wholly-owned by such member of management. This member of management is not a director or controlling shareholder of the Company, and the Company is not required under Israeli law to disclose his compensation terms on an individual basis or to publicly file a copy of the management contract. Accordingly, the Company respectfully believes that Form 20-F does not require disclosure of his compensation terms on an individual basis or the filing of a copy of the management contract as an exhibit pursuant to the exemptions set forth in Items 6B.1 and 19.4(c)(v) thereof.

Applicable Provisions of Form 20-F

Item 6B of Form 20-F provides in relevant part (emphasis added):

Provide the following information for the last full financial year for the company's directors and members of its administrative, supervisory or management bodies:

1. The amount of compensation paid, and benefits in kind granted, to such persons by the company and its subsidiaries for the services in all capacities to the company and its subsidiaries by any person. Disclosure of compensation is required on an individual basis unless individual disclosure is not required in the company's home country and is not otherwise publicly disclosed by the company.

Similarly, with respect to the requirement to file material contracts as exhibits to a Form 20-F, Item 19.4(c) of Form 20-F provides in relevant part as follows (emphasis added):

We will consider any management contract or compensatory plan, contract or arrangement in which your directors or members of your administrative, supervisory or management bodies participate to be material.  File these management contracts or compensatory plans, contracts or arrangements unless they fall into one of the following categories: ...

(v) Public filing of the management contract or compensatory plan, contract or arrangement, or portion thereof, is not required in the company's home country and is not otherwise publicly disclosed by the company.

Analysis

It is not uncommon in Israel for senior members of management to provide their services to the company pursuant to a management contract with a company wholly-owned by such member of management.  In such cases, the member of management is not an employee of the reporting company.  However, he is appointed to his position of management by the reporting company's board of directors and is subject to all the fiduciary duties of a member of management under the Companies Law.  This arrangement is typically undertaken at the request of the management member for his personal tax planning purposes.1  However, a management member's personal tax arrangement is not material to the company's shareholders and should not affect the company's disclosure requirements in its annual report.

In short, there is no material difference to the company or its shareholders if the member of management is an employee of the company under applicable labor and tax laws or if he provides his management services pursuant to a management contract with a company wholly-owned by him.  Under both types of arrangement, the company receives the same management services of the member of management, who sits in the same office in the company's premises, spends the same amount of time on the company's business and is subject to the same fiduciary duties under the Companies Law.  In the case of the Company, the cost to company is the same, as well, but even if not, the cost of compensation paid would be disclosed under Item 6B of Form 20-F on an aggregate basis, as required.

1 The concept of bifurcating an official position in a company from employment with the company is universal in the case of directors.  Please note that when it discusses fiduciary duties, the Companies Law does not distinguish between officers and directors, referring to them both together as "office holders" and making no mention of an employer-employee relationship.  Also note that tax considerations drive the bifurcation of management and employment in many multi-national companies, in which a manager is employed by the affiliate that has offices in the manager's jurisdiction of residence and also serves as a non-employee manager of one or more affiliates of the company located in other jurisdictions.

This interpretation is also supported by the language of Form 20-F.  The disclosure requirement in Item 6B of Form 20-F (see above) focuses on the amount of compensation that the reporting company has paid for the services of its directors and management members in all capacities, but the term "employment" is not used and there is no mention of an employer-employee relationship.  The same is true for Item 19.4(c), in which the applicable exhibit is referred to a "management contract" or the like but not an "employment agreement".  The term "management contract" is generic and applies equally to an employment agreement or to a contract for management services with a management company that is wholly-owned by a member of management.  Further, rather than refer to a management contract to which the member of management is a "party", Item 19.4(c) uses the generic term "participate", which we believe clearly covers a management contract with a management company that is wholly-owned by the member of management.

The Company's interpretation also finds strong support in Item 6B.1 of Form 20-F, which ends as follows: "for the services in all capacities to the company and its subsidiaries by any person" (emphasis added).  This language expressly contemplates that the management services the compensation for which is disclosed under Item 6B was provided by a person other than the member of management, such as a management company wholly-owned by the member of management.  While the opposite inference may be raised by the opening language of Item 6B.1 ("The amount of compensation paid, and benefits in kind granted, to such persons…" (emphasis added)), the Company believes that payments to a wholly-owned company are considered payments to such person, albeit indirectly.  Allowing a formalistic interpretation of this phrase is not sustainable as it would allow the circumvention of many disclosure requirements in other contexts.

Finally, the definition of "directors and senior management" in General Instruction F to Form 20-F provides:

The persons covered by the term "administrative, supervisory or management bodies" vary in different countries and, for purposes of complying with the disclosure standards, will be determined by the host country.

Accordingly, since the members of management in question are considered members of the Company's management under Israeli law, the disclosure requirements of Item 6A of Form 20-F apply to the compensation paid by the Company for their management services, even though they are not employees of the Company and the compensation is paid to a management company wholly-owned by the respective members of management.  The same interpretation should be applied consistently with respect to the concomitant requirement to file copies of the management contracts under Item 19.4(c) of Form 20-F.

The Company respectfully believes that that the disclosure requirements of Item 7B of Form 20-F (related party transactions) and the concomitant filing requirements of Item 19.4(b) of Form 20-F (material contracts with directors, officers, etc.) are not meant to apply to the type of management contracts under discussion but to transactions with respect to a business other than the provision of management services to the company.  Otherwise, a literal reading of these rules would result in the conclusion that every employment agreement with a member of management is required to be disclosed under Item 7B and filed under Item 19.4(b) since it constitutes a "transaction" and a "contract" with a related party. Moreover, this reading would vitiate the exemption afforded to foreign private issuers under Items 6B and 19.4(c) of Form 20-F from the requirement to disclose the compensation of management members on an individual basis, since there is no such exemption under Items 7B or 19.4(b) of Form 20-F.  We believe that this literal reading is clearly not the intent of these rules and, for this reason, common practice is to disclose employment agreements under only Items 6B and Item 19.4(c) of Form 20-F, to the extent required.

We stress that the members of the Company's management in question are not in the consulting business, and their respective management companies do not provide management services to any third parties.   This is the case both with respect to Mr. Zisser's management company, even though it also employs personnel who manage projects unrelated to the Company's business, as well as to the additional member of the Company's management discussed above, whose management company conducts no active business other than the provision of management services by such member of management to the Company and its subsidiaries. Accordingly, the Company believes that the management contracts in question are properly covered under Items 6B and 19.4(c) of Form 20-F rather than Items 7B and 19.4(b) of Form 20-F.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact the undersigned at +972-3-608-6012 or our attorney Adam M. Klein, Adv. at +972-3-608-9947.

We thank you in advance for your prompt attention to this matter, as the Company is preparing to file its Annual Report Form 20-F with respect to the year ended December 31, 2009.

Very truly yours,

/s/ Doron Moshe

Doron Moshe
Chief Financial Officer